Exhibit 99.1

Doug Pearce steps down from Westport Board of Directors

~Resignation tendered in preparation for merger~

VANCOUVER, May 13, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that Doug Pearce has resigned from the Board as part of plans relating to the pending merger with Fuel Systems Solutions.

Mr. Pearce, who has over 35 years experience in financial management and capital markets, was elected to the Board on May 1, 2015

"On behalf of the Board, I would like to thank Doug Pearce for his time and expertise. With his proven leadership skills in strategy development and strong knowledge of risk management and governance, he has contributed a significant amount to the Board. We wish him well in his new venture," Warren Baker, Chairman of the Board, said.

Mr. Pearce's resignation is effective from today, Friday, May 13, 2016.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Innovations Inc. - Investor Inquiries, Ryder McRitchie, Vice President, Investor Relations, Phone: 604-718-2046, Email: invest@westport.com, Web: www.westport.com; Westport Innovations Inc. - Media Inquiries, Holly Black, Director of Communications, Phone: 604-718-2011, Email: media@westport.com, Web: www.westport.com

CO: Westport Innovations Inc.

CNW 19:37e 16-MAY-16